UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL LAUNCHES DEVELOPMENT OF SIVAGLINSKOYE IRON ORE DEPOSIT

Moscow, Russia – September 09, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports developing design estimate and approval documentation for launching works at the Sivaglinskoye iron ore deposit. The company will invest approximately two billion rubles in this project by the end of 2022. The deposit will be developed by open mining.

The Sivaglinskoye iron ore deposit is 135 kilometers north of Neryungri and nine kilometers away from a railway link to the Baikal-Amur Mainline. It is also three kilometers away from a 110-kilovolt power line connected to Neryungrinskaya Regional Power Plant. Mechel also holds the subsoil license to the Pionerskoye iron ore deposit eight kilometers away from the Sivaglinskoye deposit, which will enable the company in the long run to create a single enterprise uniting the two ore fields.

The Sivaglinskoye deposit has a surface size of 2.2 square kilometers, with 21 million tonnes of iron ore of estimated reserves for open mining, and with average iron content of 48.6-53.3%. Material and technical resources from Mechel Group’s Yakutugol Holding Company will be involved in its development among others.

At this time, the company has completed geological exploration surveys worth a total of 385 million rubles. Sivaglinskoye’s ore has been successfully processed in a series of industrial tests conducted at Chelyabinsk Metallurgical Plant. Mechel is currently undergoing procedures for acquiring necessary mining equipment. Sivaglinskoye’s pilot commercial development is due to begin in the fourth quarter of 2022, with some 300-400,000 tonnes of blast-furnace and sinter ores mined before that year’s end. Starting in 2023, the deposit’s annual capacity is due to go up to 1 million tonnes, with the complex’s total capacity to reach 3.5 million tonnes with the launch of Pionerskoye.

“According to our estimates, Sivaglinskoye’s blast furnace and sinter ores are practically ready to use products. With this project’s launch, Mechel Group will be able to increase its iron ore self-sufficiency by approximately 15-20%, to reach 60%. In 2021-2022, we will invest about two billion rubles into this project. We plan to launch a major iron ore facility which will become one of the industry’s leaders in Russia’s Far East Federal District,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: September 9, 2021

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